DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-102038
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-102038
Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated October 31, 2003 to the Partnership's final prospectus dated March 27, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  October 2003


The redemption net asset value for Citigroup Diversified Futures Fund L.P. was $937.06 per unit at the end of October, up 4.3% for the month.

October was a positive month for the Fund's advisors. Evidenced by recent GDP growth in the U.S., the global recovery appears to have gained traction leading to higher interest rates and commodity prices, and positive news for stock indices.

The advisors were well-positioned to take advantage of higher global equity prices and produced profits across that sector. Losses were taken in U.S and global fixed income instruments as prices whipsawed.

Currency trading produced solid returns for the month, as the G-7 meeting communique' and comments by Secretary Snow supported a perceived shift in currency regimes that would result in a weaker dollar. Gains were made in the euro and Japanese yen.

Firming commodity prices also contributed profits for the month as precious base metals positions were the primary source of profits for the month. Gold prices rallied strongly as the U. S. dollar declined. Copper and aluminum prices trended strongly upward and soybean prices hit seven-year highs as Chinese demand increased and global crop yields declined. Cotton also driven by the same global forces added to profits for the month.

Trading in the energy markets detracted from these results as crude prices rallied $6 per barrel from their previous lows through mid-month, only to decline by $4 against the pools' net long position prior to month-end.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                            For the Period October 1,
                            Through October 31, 2003

                                                       Percent
                                                     of Average
                                                     Net Assets

Realized losses from trading          $(10,281,660)     (4.82)%
Change in unrealized gains/losses
     from trading                       22,453,325      10.52
                                       -----------      -----
                                        12,171,665       5.70
Less, Brokerage commissions
     and clearing fees ($25,567)         1,164,854       0.55
                                       -----------      -----
Net realized and unrealized gains       11,006,811       5.15
Interest Income                            124,582       0.06
                                       -----------      -----
                                        11,131,393       5.21
Less, Expenses:
     Management fees                       375,177       0.18
     Incentive fees                      1,543,276       0.72
     Other expenses                        115,266       0.05
                                       -----------      -----
                                         2,033,719       0.95
                                       -----------      -----
Net Income                               9,097,674       4.26%
                                                        =====

Additions ( 250.5038 G.P. units
at September 30, 2003 net asset
value per unit of $898.19)                 225,000
Additions ( 28,414.9233 L.P. units
at September 30, 2003 net asset
value per unit of $898.19)              25,522,000
Redemptions ( 788.2212 L.P. units
at October 31, 2003 net asset
value per unit of $937.06)                (738,611)
                                       -----------
Increase in net assets                  34,106,063
Net assets September 30, 2003 (Note    183,587,593
                                       -----------
   1)
Net assets October 31, 2003           $217,693,656
                                       ============

Net Asset Value per unit
  ($217,693,656 / 232,871.0694 Units)      $934.82
                                         =========

Redemption value per unit (Note 1)         $937.06
                                         =========

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $937.06.

The net asset value per unit of $934.82 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.



 By: /s/ Daniel R. Mcauliffe, Jr.
        ---------------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director

   Citigroup Managed Futures LLC
   General Partner, Citigroup
   Diversified Futures Fund L.P.